Exhibit 4.1

Free translation from Dutch For information purposes only

GALAPAGOS

Limited Liability Company

With registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Judicial district of Mechelen (Belgium)

Registered with the Register of Legal Entities under number 0466.460.429

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COORDINATION OF THE ARTICLES OF ASSOCIATION

PER 4 DECEMBER 2015

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Incorporated pursuant to a deed enacted by notary public Aloïs VAN DEN BOSSCHE, in Vorselaar, on 30 June 1999, published in the annexes to the Belgian State Gazette under number 990717-412.

[This paragraph is an abbreviation from the Dutch version] The articles of association were modified at several occasions, and most recently pursuant to a deed enacted by notary public Matthieu DERYNCK on 4 December 2015, filed for publication in the annexes to the Belgian State Gazette.

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This document is an English translation of a document prepared in Dutch. It is made for purposes of convenience. In preparing this translation, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Belgian legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the terms as such terms may be understood under the laws of other jurisdictions. The history of modification of the articles of association, as set forth on this first page, is an abbreviation from the Dutch text and indicates only the latest modification.

Title I – Name – Registered Office – Purpose – Duration

1	Form and Name

The company has the form of a limited liability company (“naamloze vennootschap”/“société anonyme”) and has the capacity of a company that calls or has called upon public savings within the meaning of the Companies Code.

The company bears the name “GALAPAGOS”. This name should always be preceded or followed by the words “naamloze vennootschap” or the abbreviation “NV”, or in French “société anonyme” or the abbreviation “SA”, in all deeds, invoices, announcements, publications, letters, orders and other documents issued by the company.

2	Registered Office

The company’s registered office shall be located in the Flemish Region or in the Brussels Region. The board of directors can relocate the registered office to any other place in the Flemish Region and the Brussels Region without a modification of the articles of association or a decision of the shareholders’ meeting of the company being required. It caters for the publication of each change of the registered office of the company in the Annexes to the Belgian State Gazette.

The board of directors is also empowered to incorporate branch offices, corporate seats and subsidiaries in Belgium and abroad.

3	Purpose

The company’s purpose consists of:

(a)	the development, the construction and exploitation of gene libraries for functional genomics research;

(b)	the research for the development of health products for human beings and animals, pharmaceutical products and other products relating thereto;

(c)	the development, testing, scaling up, and exploitation of gene therapy procedures, as well as the development, evaluation and exploitation of clinical applications of such procedures;

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(d)	for its own account or for the account of third parties, the performance of research in the field of or in connection with biological and industrial technology, genetics and human and animal life in general;

(e)	the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses.

For such purposes the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial purpose, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having a purpose similar to the purpose of the company. The company may merge with other companies or associations.

The company may incorporate subsidiaries both under Belgian as under foreign law.

The company may acquire or establish any property that is necessary or useful for its operations or its corporate purpose.

4	Duration

The company is incorporated for an unlimited duration.

Except for dissolution by court, the company can only be dissolved by the extraordinary shareholders’ meeting in accordance with the provisions of the Companies Code concerning the winding-up of companies.

Title II – Capital

5	Registered Capital

The registered capital amounts to EUR 211,388,857.22. It is represented by 39,076,342 shares without nominal value.

Each share represents an equal part of the registered capital of the company.

6	Amendment of the Registered Capital

The shareholders’ meeting, deliberating in accordance with the provisions applicable to a modification of the articles of association, may increase or reduce the registered capital. The issuance price and the conditions of the issue of new shares are determined by the shareholders’ meeting upon a proposal by the board of directors.

The shares that are subscribed in cash, are to be offered first to the shareholders, in proportion to the part of the registered capital that is represented by their shares during a period of fifteen days as of the day the subscription is opened.

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The shareholders’ meeting determines the subscription price and the manner in which the preferential subscription right may be exercised.

The shareholders’ meeting or, as the case may be, the board of directors in the framework of the authorized capital, may decide to increase the registered capital for the benefit of the employees, subject to the provisions of article 609 of the Companies Code.

Subject to the relevant provisions set forth by law, the preferential subscription right may, in the interest of the company, be restricted or cancelled by the shareholders’ meeting in accordance with the provisions of article 596 of the Companies Code.

In the event of a reduction of the registered capital, the shareholders who find themselves in equal circumstances are to be treated equally, and the applicable provisions set forth by law are to be respected.

7	Call for Paying Up

The board of directors decides at its discretion on the calling for paying up on shares. The commitment to pay up on a share is unconditional and indivisible.

In the event that shares that are not fully paid up belong in joint ownership to several persons, each of them is liable for the paying up of the full amount of the payments that are due and called for.

In case a shareholder has not made the paying up on his shares that is called for within the period of time set by the board of directors, the exercise of the voting rights attached to such shares are suspended by operation of law as long as such paying up is not made. Furthermore, the shareholder shall, by operation of law, bear an interest equal to the legal interest increased by two percent as of the due date on the amount of funds called for and not paid up.

In the event the shareholder does not act upon a notice sent by the board of directors by registered letter upon expiry of the period of time set by the board of directors, the latter may have the relevant shares sold in the most appropriate manner, without prejudice to the right of the company to claim from the shareholder the funds not paid up as well as compensation for damages.

The proceeds of such sale, up to an amount equal to the sum of the called up funds, the interests and the incurred costs, will belong to the company. The exceeding proceeds, if any, will be delivered to the defaulting shareholder, provided that he is not a debtor of the company for any other reason. If the proceeds of the sale are not sufficient to cover the obligations of the defaulting shareholder, the latter will owe the company for the difference.

The shareholder may not pay up his shares without the prior approval of the board of directors.

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8	Notification of Important Interests

For the application of the articles 6 through 17 of the Law of 2 May 2007 relating to the disclosure of important interests, the applicable quota are established at five percent and multiples of five percent.

9	Nature of the Shares

The shares are registered shares until they are fully paid up. The fully paid up shares are registered shares or dematerialized shares, according to the preference of the shareholder. The company may issue dematerialized shares, either by a capital increase or by the conversion of existing registered shares into dematerialized shares. Each shareholder may ask the conversion of his shares, by written request to the board of directors and at its own cost, into registered shares or into dematerialized shares.

The bearer shares that have been issued by the company and that are on a securities account on 1 January 2008, exist in dematerialized form as of that date. As of 1 January 2008, the other bearer shares will also automatically become dematerialized to the extent that they are credited to a securities account. Pursuant to the Law of 14 December 2005 abolishing bearer securities, the bearer shares that were not yet converted by 31 December 2013 at the latest, have been automatically converted into dematerialized shares. These shares have been credited to a securities account in the name of the company, without the company acquiring the capacity of owner of such shares. The exercise of the rights attaching to these shares shall be suspended until a person that has been able to lawfully evidence his capacity of titleholder, requests and obtains that the relevant shares are registered in his name in the register of registered shares or credited to a securities account.

10	Exercise of Rights Attached to the Shares

Vis-à-vis the company, the shares are indivisible. If a share belongs to different persons or if the rights attached to a share are divided over different persons, or if different persons hold the rights in rem to the shares, the board of directors may suspend the exercise of the rights attached thereto until one single person has been designated as shareholder vis-à-vis the company and notification thereof has been given to the company. All convocations, notifications and other announcements by the company to the different persons entitled to one share are made validly and exclusively to the designated common representative.

11	Acquisition and Disposal of Own Shares by the Company

The shareholders’ meeting may resolve to acquire the company’s own shares or to dispose thereof in accordance with article 620 and following of the Companies Code.

12	Bonds and Warrants

The board of directors is entitled to issue bonds at the conditions it deems appropriate, whether or not such bonds are guaranteed by a mortgage or otherwise.

The shareholders’ meeting may resolve to issue convertible bonds or warrants in accordance with the provisions of the Companies Code.

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Title III – Administration and supervision

13	Composition of the Board of Directors

The board of directors is composed of minimum five and maximum nine members, who need not be a shareholder, of which at least three are independent directors. The independent directors need to meet the criteria determined in article 524 §4 of the Companies Code. Half of the members of the board are non-executive directors.

The directors are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Directors whose mandate has come to an end may be reappointed.

However, as long as the shareholders’ meeting does not fill a vacancy, for any reason whatsoever, the directors whose mandate has expired remain in their position.

The shareholders’ meeting may dismiss a director at any time.

If a legal entity is appointed as director of the company, such legal entity shall appoint a permanent representative, in accordance with the applicable legal provisions.

14	Casual Vacancy

In the event of a casual vacancy in the board of directors, the remaining directors have the right to temporarily fill such vacancy until the shareholders’ meeting appoints a new director. To this end, the appointment shall be put on the agenda of the first following shareholders’ meeting. Each director appointed this way by the shareholders’ meeting shall complete the mandate of the director he replaces, unless the shareholders’ meeting decides otherwise.

15	Chair

The board of directors elects a chairman from among its members.

16	Meetings of the Board of Directors

The board of directors is convened by its chairman or by two directors or by a person entrusted with the day-to-day management, each time the interests of the company so require.

The notices mention the place, date, hour and agenda of the meeting and, except in the event of emergency (which is to be motivated in the minutes), are sent in writing at least four calendar days prior to the meeting.

If the chairman is unable to attend, the board of directors is chaired by the director entrusted with the day-to-day management.

The validity of the convening cannot be challenged if all directors are present or validly represented.

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17	Deliberation

The board of directors may validly deliberate only if at least half of its members are present or represented. If this quorum is not satisfied, a new meeting may be convened with the same agenda, which will be able to validly deliberate and resolve provided that at least two directors are present or represented.

Board members can be present at the meeting of the board of directors by electronic communication means, such as, among others, phone- or videoconference, provided that all participants to the meeting can communicate directly with all other participants. The same applies to meetings of the board of directors to be held in the presence of a notary public, it being understood, however, that in such case at least one director or the meeting’s secretary shall physically attend the meeting in the presence of the notary public. The minutes of the meeting shall mention the manner in which the directors were present.

With respect to items that were not mentioned in the agenda, the board of directors can deliberate validly only with the consent of the entire board of directors and insofar all directors are present in persona. Such consent is deemed to be given if no objection is made according to the minutes.

Each director can give a power of attorney to another director to represent him at a meeting of the board of directors, by normal letter, telegram, telex, telefax or any other means of communication replicating a printed document.

The resolutions of the board of directors are taken by majority of the votes cast. Blank and invalid votes are not included in the votes cast. In case of a tie, the chairman has the casting vote.

In exceptional cases, where the urgency of the matter and the interest of the company so require, board resolutions may be approved by unanimous written consent of the directors.

This procedure may, however, not be used for the drawing-up of the annual accounts, the use of the authorized capital or for any other matter that is excluded by the articles of association.

The directors need to respect the provisions and formalities set forth in article 523 of the Companies Code.

If at a meeting of the board of directors the required quorum to validly deliberate is present and one or more of the directors need to abstain pursuant to article 523 of the Companies Code, then the resolutions are validly taken by a majority of the other directors present or represented, even if as a result of such abstentions the abovementioned quorum is no longer satisfied.

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If all directors need to abstain according to article 523 of the Companies Code the board of directors must promptly convene a shareholders’ meeting, which shall resolve itself or appoint an ad hoc director, which will be entrusted with the taking of the decision.

All decisions of the board of directors, or all acts performed to execute a decision that relates to:

(a)	the relationship of the company with another company that is related to the company with the exception of the own subsidiaries of the company;

(b)	the relationship between a subsidiary of the company and the companies related to such subsidiary with the exception of the own subsidiaries of the company;

should, in accordance with the provisions of article 524 §1 through §3 of the Companies Code, be subject to the prior assessment of a committee of three independent directors, assisted by one or more independent experts appointed to this end by the committee of three independent directors, except for:

(i)	the usual decisions and acts that take place at conditions and against guarantees that are market practice for similar transactions;

(ii)	decisions and acts representing less than one percent (1%) of the net assets of the company as they appear in the consolidated annual accounts.

18	Minutes

The deliberations of the board of directors are enacted in minutes that are signed by the chairman and by the members of the board of directors who wish to do so. The powers of attorney are attached to the minutes. If a member expressly refuses to sign the minutes, this shall be reflected in the minutes with the motivation of such refusal.

The copies or extracts, to be submitted in legal proceedings or otherwise, shall be signed by two directors or by a person entrusted with the day-to-day management. This authority may be delegated to a proxy.

19	Powers of the Board of Directors

The board of directors is vested with the most extensive powers to perform all acts necessary or useful for the realization of the purpose of the company. The directors shall act as a collegial body.

It is authorized to perform all acts that are not reserved by law or by the articles of association to the shareholders’ meeting.

The board of directors may delegate part of its powers for specific and determined matters to a proxy, which needs not be a shareholder or a director.

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20	Remunerations of the Directors

The shareholders’ meeting may grant fixed and variable remunerations to the directors. The board of directors is empowered to distribute amongst the directors the global remuneration granted by the shareholders’ meeting.

21	Delegation of Authorities

(1)	Executive committee

The board of directors may, upon a proposal by the director entrusted with the day-to-day management, delegate its management powers to an executive committee, provided however that such delegation may relate neither to the company’s general policy nor to those matters which are reserved by law to the board of directors. When an executive committee is established, the board of directors is entrusted with the supervision of such committee.

This delegation of powers can be revoked at any time.

If one or more members of the executive committee have an interest of patrimonial nature that is conflicting with a decision or an act that belongs to the authority of the executive committee, such decision will be taken by the board of directors.

The executive committee consists of two or more persons, who need not be directors and who are appointed by the board of directors, which also determines the terms and conditions of their appointment, dismissal, remuneration, the duration of their mandate and the operating procedures of the executive committee.

The establishment of an executive committee is enforceable vis-à-vis third parties, subject to the conditions set forth in the Companies Code. The publication contains an explicit reference to the relevant article of the Companies Code.

Possible restrictions or internal allocations of activities that the members of the executive committee have agreed upon cannot are not enforceable vis-à-vis third parties, even if they have been published.

(2)	Day-to-day management

The board of directors is authorized to delegate the day-to-management as described in article 525 of the Companies Code and the representation powers pertaining to such management to one or more persons, who need not be directors. The board of directors appoints and revokes the person(s) entrusted with such management and determines the remuneration linked to this mandate. If the person to whom the day-to-day management is delegated also exercises a directorship within the company, this person is called managing director (“gedelegeerd bestuurder”). If this person is not a director, this person is called general manager (“algemeen directeur”).

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If several persons are appointed, they form a board that is called management committee (“executief comité”). The board of directors determined the operating procedures of the management committee.

Limitations of the representation powers of the members of the management committee with regard to the day-to-day management, other than those relating to the joint signatory authority, are not enforceable vis-à-vis third parties, even if they are published.

(3)	Special powers

The board of directors, the executive committee or the person(s) entrusted with the day-to-day management may, within the limits of the powers delegated to them, grant specific and determined powers to one or more persons of their choice.

22	Representation

(1)	General authority

Without prejudice to the general representation authority of the board of directors acting as a collegial body, the company is validly represented in dealings with third parties and in legal proceedings by two directors acting jointly or by one director acting jointly with a member of the executive committee who do not have to submit evidence of a prior resolution of the board of directors.

(2)	Delegated management authorities

Without prejudice to the aforementioned representation authority the company is also validly represented, within the limits of the powers that can legally be transferred to the executive committee, by two members of the executive committee acting jointly.

Within the limits of the day-to-day management, the company is furthermore validly represented in dealings with third parties and in legal proceedings by the managing director(s) acting jointly or individually in accordance with the delegation by the board of directors.

Moreover, the company is validly bound by special attorneys-in-fact within the limits of the powers granted to them.

When the company is appointed as director, manager, member of the executive committee or liquidator of another company, it will appoint amongst its shareholders, directors or employees a permanent representative who is entrusted with the execution of the mandate for and on behalf of the company.

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23	Committees within the Board of Directors

The board of directors establishes an audit committee and a remuneration and nomination committee.

The board of directors may create amongst its members, and under its responsibility, one or more advisory committees, of which it determines the composition and the missions.

24	Control

To the extent required by law, the control of the financial situation, of the annual accounts and of the regularity from point of view of the Companies Code and the articles of association of the activities to be reflected in the annual accounts, are assigned to one or more statutory auditors (“commissarissen”) who are appointed by the shareholders’ meeting amongst the members of the Institute of Company Auditors (“Instituut van Bedrijfsrevisoren”) and who carry the title of statutory auditor (“commissaris”).

The shareholders’ meeting determines the number of statutory auditors and fixes their remuneration.

The statutory auditors are appointed by the shareholders’ meeting, in accordance with the applicable legal provisions, for a renewable period of three years. On penalty of indemnity, they may be dismissed during their mandate by the shareholders’ meeting for legal reasons only, subject to compliance with the procedure described in the Companies Code.

The expiring mandate of a statutory auditor ceases immediately after the annual shareholders’ meeting.

In the absence of a statutory auditor whilst such appointment is required by law or when all statutory auditors are in the impossibility to perform their mandates, the board of directors immediately convenes the shareholders’ meeting to arrange for their appointment or replacement.

The statutory auditors are granted a fixed remuneration by the shareholders’ meeting; this amount is established at the beginning of their mandate. This amount may be changed only by consent of the parties.

25	Task of the Statutory Auditor

The statutory auditors have, jointly or severally, an unlimited right of supervision over all activities of the company. They may review all books, correspondence, minutes and in general all documents of the company at the premises of the company.

Each semester, the board of directors provides them with a status report summarizing the assets and liabilities of the company.

The statutory auditors may arrange to be assisted in the performance of their task, at their costs, by employees or other persons for whom they are responsible.

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Title IV – Shareholders’ meetings

26	Composition and Authorities

The regularly composed shareholders’ meeting represents the entirety of the shareholders. The resolutions of the shareholders’ meeting are binding upon all shareholders, even those absent or those who voted against.

27	Meeting

The annual shareholders’ meeting is held on the last Tuesday of the month of April at 2:00 p.m. CET. If such day is a public holiday in Belgium or in The Netherlands, the shareholders’ meeting will be held on the following day that is a business day in both Belgium and The Netherlands, at 2:00 p.m. CET.

The annual shareholders’ meeting deals with the annual accounts and, after approval thereof, resolves by separate votes on the release from liability of the directors and the statutory auditor.

An extraordinary shareholders’ meeting may be convened each time the interest of the company so requires and is to be convened each time shareholders representing together one fifth of the registered capital so request.

The shareholders’ meetings take place at the registered office of the company or at any other place that is mentioned in the convening notice.

28	Notice

The shareholders’ meeting assembles pursuant to a convening notice issued by the board of directors or by the statutory auditor(s).

The invitations to a shareholders’ meeting are made in accordance with article 533 §2, article 535 and other provisions of the Companies Code.

The convening notice for a shareholders’ meeting contains at least the information set forth in article 533bis §1 of the Companies Code.

On the day of publication of the convening notice and uninterruptedly until the day of the shareholders’ meeting, the company makes available to its shareholders the information set forth in article 533bis §2 of the Companies Code. This information remains accessible on the company’s website for a period of five years as from the date of the shareholders’ meeting to which it relates.

The foregoing does not prejudice the possibility of one or more shareholders possessing together at least 3% of the registered capital to have items to be dealt with put on the agenda of the shareholders’ meeting and table proposals of resolutions with respect to items on the agenda or items to be put on the agenda, subject to compliance with the relevant provisions of article 533ter of the Companies Code. This does not apply in case a

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shareholders’ meeting is called with a new notice because the quorum required for the first convening was not satisfied, and provided that the first notice complied with the provisions of the law, the date of the second meeting is mentioned in the first notice and no new item is put on the agenda. The company must receive such requests ultimately on the 22nd day before the date of the shareholders’ meeting. The items to be dealt with and the proposed resolutions pertaining thereto to be added to the agenda, as the case may be, will be published in accordance with the provisions of the Companies Code. If a proxy form has already been submitted to the company before the publication of the completed agenda, the proxy holder will need to comply with the relevant provisions of the Companies Code. The items to be dealt with and the proposed resolutions pertaining thereto that have been added to the agenda pursuant to the foregoing, shall only be discussed if all relevant provisions of the Companies Code have been complied with.

29	Admission

The right to participate in a shareholders’ meeting and to vote is only granted based on an accounting registration of the shares on the name of the shareholder, on the 14th day before the shareholders’ meeting, at midnight (CET), either by their registration in the register of registered shares of the company, or by their registration on the accounts of a recognized account holder or of a clearing institution, irrespective of the number of shares the shareholder possesses at the day of the shareholders’ meeting.

The day and time referred to in the first paragraph form the record date.

The shareholder notifies the company, or the person appointed by the company for this purpose, ultimately on the 6th day before the date of the meeting, that he wants to participate in the shareholders’ meeting.

The financial intermediary or the recognized account holder or the clearing institution provides the shareholder with a certificate evidencing the number of dematerialized shares registered in the shareholder’s name on his accounts on the record date, for which the shareholder has indicated his desire to participate in the shareholders’ meeting.

In a register designated by the board of directors, the name and address or registered office of each shareholder who has notified the company of its intention to participate in the shareholders’ meeting are noted, as well as the number of shares he possessed on the record date and for which he has indicated to be participating in the shareholders’ meeting, and the description of the documents demonstrating that he was in possession of the shares on said record date.

An attendance list, mentioning the names of the shareholders and the number of shares they represent, must be signed by each of them or by their proxy holders before entering the meeting.

The holders of profit sharing certificates (“winstbewijzen/parts bénéficiaires”), non-voting shares, bonds, warrants or other securities issued by the company, as well as the holders of certificates issued with collaboration of the company and representing securities issued by

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the company (if any such exist), may attend the shareholders’ meeting with advisory vote insofar permitted by law. They may only participate in the vote in the cases determined by law. They are in any event subject to the same formalities as those imposed on the shareholders, with respect to notice of attendance and admission, and the form and submission of proxies.

30	Representation – Remote Voting – Remote Attendance

Each shareholder with voting rights may participate in the meeting in person or may have himself represented by a proxy holder in accordance with the provisions of the Companies Code.

A person acting as proxy holder may carry a proxy of more than one shareholder; in such case he may vote differently for one shareholder than for another shareholder.

The appointment of a proxy holder by a shareholder must be in writing or by means of an electronic form and must be signed by the shareholder, as the case may be with an electronic signature within the meaning of the applicable Belgian law provisions.

The notification of the proxy to the company must be in writing, as the case may be by electronic means, to the address mentioned in the convening notice. The company must receive the proxy ultimately on the 6th day before the date of the meeting.

The board of directors may determine the text of the proxies provided that the liberty of the shareholder to vote must be respected and that the modalities do not diminish the shareholder’s rights.

The board of directors has the possibility to provide in the convening notice that the shareholders can vote remotely, prior to the shareholders’ meeting, by letter or electronically, by means of a form made available by the company.

In case of remote voting by letter, any forms that have not been received by the company ultimately on the 6th day before the date of the meeting shall not be taken into account.

In case of remote voting by electronic means, assuming the convening notice allows this, the modalities permitting the shareholder to vote by such means will be established by the board of directors, who will ensure that the applied communication means are able to implement the mandatory legal statements, to supervise compliance with the required timing of receipt and to control the capacity and identity of the shareholder. Electronic voting is possible until the day prior to the shareholders’ meeting.

The shareholder who uses distant voting, either by letter, or, as the case may be, by electronic way, must comply with the requirements for admission as set forth in article 29 of the articles of association.

The board of directors can offer the shareholders the possibility to participate in the shareholders’ meeting remotely, by means of a communication mechanism made available by the company. With respect to the compliance with the conditions relating to attendance

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and majority, the shareholders who participate in the shareholders’ meeting by such means, as the case may be, are deemed to be present at the location where the shareholders’ meeting is held. If the board of directors offers the possibility to participate remotely in the shareholders’ meeting by such means, the board determines the conditions applicable hereto in accordance with the relevant provisions of the Companies Code. The board of directors may extend this possibility (if it is offered) to the holders of profit sharing certificates, bonds, warrants or certificates issued with collaboration of the company, taking into account the rights attached thereto and in accordance with the relevant provisions of the Companies Code.

31	Bureau

Every shareholders’ meeting is chaired by the chairman of the board of directors or, absent any chairman or if the chairman cannot attend, by another director thereto appointed by his colleagues.

The chairman of the meeting appoints the secretary, who does not necessarily need to be shareholder or director.

If the number of shareholders so allows the shareholders’ meeting elects two vote counters. The directors who are present complete the bureau.

32	Adjournment

The board of directors has the right to adjourn each shareholders’ meeting one time, for five weeks, irrespective of the agenda items and without having to justify this decision. The board may use this right at any time, but only after the opening of the meeting. The decision of the board must be communicated to the assembly before the closing of the meeting and must be mentioned in the minutes. Such adjournment nullifies every decision taken. The formalities for admission need to be complied with again. The existing proxies and permissions to attend the adjourned meeting cease to be valid. At the meeting that will be held in continuation of the adjourned meeting the same agenda will be entirely tabled again and finished.

33	Number of Votes – Exercise of the Voting Right

Each share carries one vote.

34	Deliberation

The shareholders’ meeting cannot deliberate on items that are not mentioned in the agenda, unless all shareholders are present or represented at the meeting and they unanimously decide to deliberate on these items.

The directors answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report or to the agenda items, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company or its directors are

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bound. The statutory auditors answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company, its directors or the statutory auditors are bound. In case several questions relate to the same subject matter, the directors and the statutory auditors may respond in one answer. As soon as the convening notice is published, the shareholders may ask their questions in writing, which will be answered during the meeting by the directors or the statutory auditors, as the case may be, insofar such shareholders have complied with the formalities to be admitted to the meeting. The questions may also be directed to the company by electronic way via the address that is mentioned in the convening notice for the shareholders’ meeting. The company needs to receive these written questions ultimately on the 6th day before the meeting.

Except when otherwise provided for by legal provisions or by the articles of association, the resolutions are taken by simple majority of the votes cast, irrespective of the number of shares represented at the meeting. Blank and invalid votes are not included in the votes cast.

If for a resolution pertaining to an appointment no candidate obtains the absolute majority of the votes cast, a new vote will be organized between the two candidates who obtained the most votes. If such new vote results in a tie, the elder candidate is elected.

The votes cast during the meeting are taken by raising hands or by calling off names, unless the shareholders’ meeting decides otherwise by simple majority of the votes cast.

A change of the articles of association can only be validly deliberated and resolved by an extraordinary shareholders’ meeting in the presence of a notary and in compliance with the provisions of the articles 558 and following of the Companies Code.

35	Minutes

The minutes of the shareholders’ meeting are signed by the members of the bureau and by the shareholders who ask to do so. The attendance list, and as the case may be, reports, proxies and/or written votes shall remain attached to the minutes.

Except when otherwise provided for by law, extracts to be submitted in legal proceedings or otherwise, are signed by one or more directors.

The minutes shall mention, for every resolution, the number of shares for which valid votes are cast, the percentage of the registered capital that these shares represent, the total number of votes validly cast, and the number of votes cast in favor or against each resolution, as well as the number of abstentions, if any. In the minutes of the shareholders’ meetings with possibility of remote attendance (if this possibility is offered) the technical problems and incidents (if any) that have hindered or disturbed the participation by electronic means, shall be mentioned. This information will be published by the company on its website, within 15 days as from the shareholders’ meeting.

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Free translation from Dutch For information purposes only

Title V – Annual Accounts – Distribution of Profits

36	Annual Accounts

The financial year commences on the first of January and ends on the thirty first of December of each calendar year.

At the end of each financial year the board of directors draws up an inventory as well as the annual accounts. To the extent required by law, the directors also draw up a report in which they account for their management.

This report contains a comment on the annual accounts in which a true overview is given of the operations and of the position of the company, as well as the information prescribed by article 96 of the Companies Code.

37	Approval of the Annual Accounts

The annual shareholders’ meeting takes note of, as the case may be, the annual report and the report of the statutory auditor(s) and resolves on the approval of the annual accounts.

After approval of the annual accounts, the shareholders’ meeting resolves, by separate vote, on the release from liability of the directors and, as the case may be, of the statutory auditor(s). This release from liability is only valid if the annual accounts do not contain omissions or false statements which cover up the true situation of the company, and, with respect to acts in violation of the articles of association, only if these acts are specifically pointed out in the convening notice.

The board of directors ensures that the annual accounts and, as the case may be, the annual report and the other documents mentioned in article 100 of the Companies Code are filed with the National Bank of Belgium within thirty days after the approval of the annual accounts.

38	Distribution

Each year an amount of five percent (5%) of the net profits mentioned in the annual accounts is allocated to constitute a legal reserve; such allocation ceases to be mandatory once the legal reserve amounts to one tenth of the registered capital.

Upon a motion of the board of directors, the shareholders’ meeting resolves with simple majority of the votes cast on the destination of the balance of the net profits, subject to the provisions of the Companies Code.

39	Dividend Payments

The payment of dividends occurs at the date and place determined by the board of directors.

Subject to the provisions of the Companies Code, the board of directors may distribute interim dividends out of the current financial year’s results.

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Free translation from Dutch For information purposes only

Title VI – Dissolution – Winding-Up

40	Early Dissolution

When, as a result of losses incurred, the net assets have decreased to a level of less than half of the registered capital, the directors must submit a motion on the dissolution of the company and, as the case may be, other measures to the shareholders’ meeting, who will deliberate in accordance with article 633 of the Companies Code.

When the net assets, as a result of losses incurred, have decreased to a level of less than one fourth of the registered capital, a resolution to dissolve the company can be taken by one fourth of the votes cast at the shareholders’ meeting.

When the net assets have decreased to a level of less than the legal minimum amount, every party having an interest may petition the court to dissolve the company in accordance with article 634 of the Companies Code. As the case may be the court may allow the company a period to regularize its situation.

41	Dissolution

A motion to dissolve the company voluntarily can be resolved only by an extraordinary shareholders’ meeting and is subject to the applicable legal provisions.

After its winding-up, and until the closing of its liquidation, the company continues to exist by operation of law as a legal entity for the purposes of its liquidation.

42	Winding-Up

In case of winding-up of the company, for any reason or at any time whatsoever, the winding-up is performed by liquidators appointed by the shareholders’ meeting, and absent such appointment, the winding-up is performed by the board of directors acting in capacity of winding-up committee.

Except if otherwise resolved, the liquidators act jointly. To this effect, the liquidators have the most extensive powers in accordance with the articles 186 and following of the Companies Code, subject to restrictions imposed by the shareholders’ meeting.

The shareholders’ meeting determines the compensation of the liquidators and their powers.

43	Apportionment

Following settlement of all debts, charges and costs of the liquidation, the net assets are first used to pay back, in cash or in kind, the fully paid-up and not yet paid back amount of the shares.

The balance, as the case may be, is divided in equal parts among all shares. The profit sharing certificates are not entitled to a part of the liquidation balance.

If the net proceeds are not sufficient to pay back all shares, the liquidators will first pay back these shares that are paid-up to a higher extent until they are at a level equal to the shares that are paid-up to a lesser extent, or they call for an additional paying-up of capital for the latter shares.

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Title VII – General Provisions

44	Election of Domicile

Each director, executive and liquidator having its official residence abroad, elects domicile for the duration of his mandate at the registered office of the company, where writs of summons and notifications concerning company matters and the responsibility for its management can be validly made, with the exception of the notice to be made pursuant to these articles of association.

The holders of registered shares are obliged to notify the company of every change in domicile. Absent such notification, they are deemed to have elected domicile at their previous domicile.

45	Legal Provisions Incorporated in these Articles of Association

The provisions of these articles of association that literally set forth the contents of the provisions of the Companies Code, are mentioned for information purposes only and do not acquire thereby the character of statutory provision (“statutaire bepaling”).

46	Applicable Law

For all matters that are not expressly regulated in these articles of association, or for the legal provisions from which would not be deviated validly in these articles of association, the provisions of the Companies Code and the other provisions of Belgian law apply.

47	Indemnification

To the extent permitted by law, the company will be permitted to indemnify its directors, employees and representatives for all damages they may be due, as the case may be, to third parties as a result of breach of their obligations towards the company, managerial mistakes and violations of the Companies Code, with the exclusion of damages that are due as a result of gross or intentional misconduct.

Temporary provisions of the articles of association

(1)	Authorized capital

The board of directors has been granted the authority to increase the registered capital of the company, in accordance with articles 603 through 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of this authorization, i.e. 23 May 2011.

Galapagos NV | Articles of Association | Coordination per 4 December 2015	Page 19 of 22

Free translation from Dutch For information purposes only

Without prejudice to more restrictive rules set forth by law, the board of directors may increase the registered capital of the company in one or several times with an amount up to €35,647,692.61, i.e. twenty five per cent (25%) of the registered capital existing at the moment of the convening to the shareholders’ meeting granting this authority.

Without prejudice to the previous paragraph and without prejudice to more restrictive rules set forth by law, the board of directors may increase the registered capital of the company in one or several times with an amount up to €142,590,770.44, i.e. one hundred per cent (100%) of the registered capital existing at the moment of the convening to the shareholders’ meeting granting this authority, upon a unanimous resolution of the board of directors at which all directors are present or represented and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the company, whereby “transaction” is defined as a merger or acquisition (in shares and/or cash), a corporate partnership and/or an in-licensing deal, (ii) the issuance of warrants in connection with the company’s remuneration policy for its and its subsidiaries’ employees, directors and independent advisors, and (iii) the defense of the company against a hostile take-over bid, and (iv) strengthen the cash position of the company. The maximum amount with which the registered capital can be increased in the framework of the authorized capital as mentioned in this paragraph, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the previous paragraph.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of warrant plans for the company’s or its subsidiaries’ personnel, directors and/or independent advisors), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

When increasing the registered capital within the limits of the authorized capital, the board of directors may in the company’s interest restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

Galapagos NV | Articles of Association | Coordination per 4 December 2015	Page 20 of 22

Free translation from Dutch For information purposes only

The board of directors is expressly authorized during a period of three years as of the date of the shareholders’ meeting which granted this authorization, i.e. 23 May 2011, to increase the company’s registered capital within the context of the authorized capital by contributions in kind or in cash with restriction or cancellation of the shareholders’ preferential subscription rights, even after the Financial Services and Markets Authority (FSMA) has notified the company of a public take-over bid for the company’s shares, provided that the relevant provisions of the Companies Code are complied with, among others that the number of shares issued under such capital increase does not exceed one tenth of the outstanding shares representing the registered capital of the Company prior to such capital increase. The authorization referred to above may be renewed.

The board of directors is authorized to amend the articles of association of the Company to bring them in accordance with the capital increases that have been decided within the framework of the authorized capital or to instruct a notary public to do so.

(2)	Acquisition of own shares

The shareholders’ meeting of 23 May 2011 expressly authorized the board of directors to acquire its own shares or profit sharing certificates or certificates and to dispose thereof in accordance with the provisions of the Companies Code, if such acquisition is necessary to avoid a serious and imminent harm to the company. This authorization is valid for a period of three years from the publication of the aforementioned resolution in the Annexes to the Belgian State Gazette. This authorization applies under the same conditions to the acquisition of the shares or profit sharing certificates or certificates of the company, realized by one of its subsidiaries as meant in article 627 of the Companies Code.

The shareholders’ meeting of 23 May 2011 authorized the board of directors to acquire maximum permitted number of shares pursuant to article 620 of the Companies Code by purchase or exchange at a price that cannot be lower than zero point zero five euro (€0.05) per share and not higher than hundred ten percent (110%) of the price at which such shares were quoted on the Brussels stock exchange on the day preceding the day of the purchase or exchange.

This authorization is valid for a period of eighteen (18) months from the publication of this resolution in the Annexes of the Belgian State Gazette and may be extended in accordance with article 620 of the Companies Code. This authorization applies under the same conditions to the acquisition of the shares or profit sharing certificates or certificates of the company, realized by one of its subsidiaries as meant in article 627 of the Companies Code.

The board of directors is authorized to dispose of all treasury shares the company holds, at a price it determines, on Euronext Brussels or Amsterdam or in the framework of its remuneration policy to employees, directors or consultants of the company. This authorization is valid without limitation in time. This authorization also applies to the disposal of the company’s shares by one of its directly controlled subsidiaries within the meaning of article 627 of the Companies Code.

Galapagos NV | Articles of Association | Coordination per 4 December 2015	Page 21 of 22

Free translation from Dutch For information purposes only

(3)	Dematerialized shares

The provisions in the articles of association relating to dematerialized shares will enter into effect at the moment that the relevant implementing decrees enter into effect.

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